UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE

OF PROCESS AND UNDERTAKING

A.	Name of issuers or persons filing (“Filers”):	Granite Real Estate Investment Trust Granite REIT Inc.

B.	(1)	This is [check one]

	☒	an original filing for the Filers

	☐	an amended filing for the Filers

	(2)	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.	Identify the filing in conjunction with which this Form is being filed:

	Name of registrants:	Granite Real Estate Investment Trust Granite REIT Inc.

	Form type:	Form F-10

	File Number (if known):	333-260011

	Filed by:	Granite Real Estate Investment Trust Granite REIT Inc.

	Date Filed (if filed concurrently, so indicate):	October 4, 2021 (concurrently with Form F-10)

D.

Granite Real Estate Investment Trust is incorporated or organized under the laws of ONTARIO.

Granite REIT Inc. is incorporated or organized under the laws of BRITISH COLUMBIA.

Each Filer has its principal place of business at

77 King Street West, Suite 4010, P.O. Box 159

Toronto-Dominion Centre

Toronto, Ontario

M5K 1H1

Telephone: (647) 925-7500

E.

Each Filer designates and appoints CT Corporation System (“Agent”), located at:

CT Corporation System

28 Liberty Street

New York, New York 10005

Telephone: (212) 894-8940

as the agent of such Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

	(a)	any investigation or administrative proceeding conducted by the Commission; and

	(b)	any civil suit or action brought against such Filer or to which such Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by such Filer on Form F-10 on the date hereof or any purchases or sales of any security in connection therewith. Each Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	Each Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of such Filer at any time until six years have elapsed from the date such Filer has ceased reporting under the Securities Exchange Act of 1934. Each Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.	Each Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10, the securities to which the Form F-10 relates, and the transactions in such securities.

Each Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Country of Canada, on this 4th day of October, 2021.

GRANITE REAL ESTATE INVESTMENT TRUST

By:	/s/ Kevan Gorrie
	Name:	Kevan Gorrie
	Title:	President and Chief Executive Officer

GRANITE REIT INC.

By:	/s/ Kevan Gorrie
	Name:	Kevan Gorrie
	Title:	President and Chief Executive Officer

[Signature page to Form F-X – Granite (Topco)]

This statement has been signed by the following persons in the capacity and on the dates indicated.

CT Corporation System As Agent for Service of Process for Granite Real Estate Investment Trust and Granite REIT Inc.

By:	/s/ Olga Hinkel
Name: Olga Hinkel
Title: VP & Assistant Secretary

Date:	October 4, 2021

[Signature page to Form F-X – Granite (Topco)]